7/8

02042562

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Consolidated E.T.C.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUL 23 2002
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 1508 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 7/12/02

82-1508

NC

CONSOLIDATED E.T.C. INDUSTRIES LTD.

#600 - 625 Howe Street
Vancouver, B.C., V6C 2T6

Tel: (604) 683-6648, Fax: (604) 683-1350, E-Mail: gmusil@direct.ca

2002 ANNUAL GENERAL MEETING

	Annual Report to the Shareholders
	Notice of Annual General Meeting of Shareholders
ANNUAL GENERAL MEETING	Information Circular
	Audited Financial Statements as at December 31, 2001
Place:	Suite 2100, 1066 West Hastings Street Vancouver, B.C.
Time:	10:30 a.m.
Date:	Thursday, June 21, 2002

CONSOLIDATED E.T.C. INDUSTRIES LTD.

CORPORATE DATA

Head Office

#600 - 625 Howe Street
Vancouver, B.C., V6C 2T6
Contact: Gary Musil
Tel: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
Website: www.MontoroResources.com

Directors and Officers

Kenneth B. Liebscher, President/Director
Gary Musil, CFO, Secretary/Director
Jake Bottay, Director
Victor Bryant, Director

Registrar and Transfer Agent

CIBC Mellon Trust Company
Suite 1600, 1066 West Hastings Street
Vancouver, B.C., V6E 3X1

Solicitors

Martin & Associates
Barristers & Solicitors
Suite 2100, 1066 West Hastings Street
Vancouver, B.C., V6E 3X2

Auditors

Jones Richards & Company
Certified General Accountants
Suite 900 - 1200 Burrard Street
Vancouver, B.C. V6Z 2C7

Listing

TSX Venture Exchange
Symbol: EAX
12g3-2(b) #82-1508

CONSOLIDATED E.T.C. INDUSTRIES LTD. (TSX-EAX)

May 14, 2002

Annual Report to the Shareholders

Consolidated E.T.C. Industries Ltd. (the "Company") is principally engaged in the acquisition, exploration and development of mineral properties.

The relentless bear market for junior resource companies showed no signs of abating over the past year, however, at present, we are starting to see a rebirth of optimism which the Company believes will provide a framework to raise money and enable the Company to proceed forward with prospects in 2002.

Subsequent to the year ending December 31, 2001 we have accomplished the following:

1) The Company changed its name from E.T.C. Industries Ltd. to Consolidated E.T.C. Industries Ltd. effective January 25, 2002.

2) The Company consolidated its issued and outstanding share capital on the basis of one (1) new share for ten (10) old shares effective January 28, 2002, and commenced trading on TSX Venture Exchange (formerly CDNX) under the new trading symbol EAX.

3) By an Option Agreement dated January 15, 2002 (amended March 5, 2002 the Company may acquire a 50% interest in five (5) mineral claims in the Anyox-Granby Bay Area.

4) On April 18, 2002 the TSX Venture Exchange accepted for filing documentation with respect to a Non-Brokered Private Placement and the Company issued 1,047,000 shares at a purchase price of $0.15 c/w 1,047,000 non-transferable two year share purchase warrants at an exercisable price of $0.17 each. This generated $157,050 in financing.

5) The Company has proposed a further non-brokered financing of 500,000 units at an Offering price of $1.00 per unit. Each unit consists of four (4) Flow-through common shares and one (1) Non Flow-through common share.

   The proceeds from the financing will be used to fund the first year exploration program under the Granby option agreement as well as additional working capital.

At this time, the Company wishes to extend sincere thanks to our valued shareholders for your patience, faith and commitment. We look forward to an active and prosperous year.

On behalf of the Board of Directors of Consolidated E.T.C. Industries Ltd.

"GARY MUSIL"

Gary Musil, CFO
Secretary/Director

CONSOLIDATED E.T.C. INDUSTRIES LTD.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the Annual General Meeting of CONSOLIDATED E.T.C. INDUSTRIES LTD. (the "Company") will be held on June 21, 2002 at the Company's registered office located at Suite 2100, 1066 West Hastings Street, Vancouver, B.C. at the hour of 10:30 o'clock in the morning (Vancouver time) for the following purposes:

1. To receive and consider the Report of the Directors.

2. To receive and consider the audited financial statements of the Company for the period(s) ending December 31, 2001 together with the auditor's report thereon.

3. To appoint auditors for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the auditors.

4. To elect directors to hold office until the next Annual General Meeting.

5. To approve the proposed Stock Option Plan of the Company more particularly described in the Information Circular and to authorize the Directors to make modifications thereto in accordance with the Plan and the policies of the TSX Venture Exchange.

6. To authorize:

   (a) any amendments to previously issued stock option agreements, including decreases in the exercise price of previously issued stock options;

   (b) the reservation for issuance, under stock options granted to insiders, shares exceeding 10% of the number of outstanding listed shares;

   (c) upon the exercise of stock options, the issuance of shares to insiders, within a one year period, exceeding 10% of the outstanding listed shares.

   (d) upon the exercise of stock options, the issuance of shares to any one insider and such insider's associates within a one year period, exceeding 5% of the outstanding listed shares.

7. To consider and, if thought fit, approve an ordinary resolution to ratify, approve and confirm all lawful acts, contracts proceeding, appointments and payments of money of and by the directors of the Company since the date of the Company's last annual general meeting.

8. To transact such other business as may properly come before the meeting.

Shareholders unable to attend the Annual General Meeting in person are requested to read the enclosed Information Circular and Proxy, then complete, sign and date the enclosed Proxy and deposit same in the enclosed return envelope provided for that purpose together with the power of attorney or other authority, if any, under which it was signed within the time and to the location set out in the instructions in the enclosed form of Proxy and Information Circular.

DATED at Vancouver, British Columbia, this 14th day of May, 2002.

BY ORDER OF THE BOARD OF DIRECTORS OF CONSOLIDATED E.T.C. INDUSTRIES LTD.

Per: ____________________

Gary Musil, Director

CONSOLIDATED E.T.C. INDUSTRIES LTD.

INFORMATION CIRCULAR

This information circular contains information as at May 14, 2002.

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of Proxies by the management of the Company for use at the Annual General Meeting (the "Meeting") of the members (shareholders) of CONSOLIDATED E.T.C. INDUSTRIES LTD. (the "Company") to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by officers of the Company. The cost of solicitation will be borne by the Company.

COMPLETION AND VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each member having one vote, unless a poll is requested or required (if the number of shares represented by proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting), in which case each member is entitled to one vote for each share held. In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required unless the motion requires a special resolution in which case a majority of 75% will be required.

The persons named in the accompanying Proxy are representatives of the Company. A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AND INSERT THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.

A shareholder or intermediary may indicate the manner in which the persons named in the enclosed Proxy are to vote with respect to any matter by checking the appropriate space. On any poll required by virtue of 5% or more of the outstanding shares of the Company being represented by proxies at the Meeting that are to be voted against a matter or by a shareholder or proxyholder requesting a poll, those persons will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy.

If the shareholder or intermediary wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. IN SUCH INSTANCE, THE NOMINEE, IF ONE IS PROPOSED BY MANAGEMENT, INTENDS TO VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF THE MOTION. The enclosed Proxy, when properly signed, also confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may be properly brought before the Meeting. At the time of printing this Circular the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. If, however, other matters which are not now known to the management should properly come before the meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominees.

The Proxy must be dated and signed by the shareholder or by his attorney authorized in writing or by the intermediary. In the case of a corporation, the Proxy must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and the Proxy must be accompanied by the minutes of a meeting of the directors or the resolutions of the directors of that corporation appointing such person as the duly authorized officer or attorney for the corporation.

COMPLETED PROXIES TOGETHER WITH THE POWER OF ATTORNEY AND OTHER AUTHORITY, IF ANY, UNDER WHICH IT WAS SIGNED OR A NOTARIALLY CERTIFIED COPY THEREOF MUST BE DEPOSITED WITH THE COMPANY'S REGISTRAR AND TRANSFER AGENT, CIBC MELLON TRUST COMPANY, 1600-1066 WEST HASTINGS, VANCOUVER, B.C., V6E 3X1 AT LEAST 48 HOURS, (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ADJOURNMENT THEREOF.

REVOCATION OF PROXIES

A shareholder or intermediary who has given a Proxy has the power to revoke it. Revocation can be effected by an instrument in writing signed by the intermediary or shareholder or his attorney authorized in writing, and, in the case of a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and either delivered to the registered office of the Company at Suite 2100 - 1066 West Hastings Street, Vancouver, B.C. V6E 3X2, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting on the day of the Meeting, prior to the hour of commencement.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the Directors or Senior Officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a Director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of Directors, and the matters set out under the heading "Particulars of Other Matters to be Acted On".

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has only one class of shares entitled to be voted at the Meeting, namely, common shares without par value. All issued shares are entitled to be voted at the Meeting and each has one non-cumulative vote. 3,164,679 common shares of the Company are presently issued and outstanding.

To the knowledge of the Directors and Senior Officers of the Company, only the following persons beneficially own, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company which have the right to vote in all circumstances.

Name	Number of Shares	Percentage of Outstanding Shares
CDS & Co.*	1,805,002	57.04%
Dave McKenzie	500,000	15.80%

*the beneficial holders of shares of this company are unknown to the directors and officers of the Company.

ELECTION OF DIRECTORS

The management proposes to nominate the persons named in the following table for election as Directors of the Company. Each Director elected will hold office until the next Annual General Meeting at which time he may be re-elected or his successor may be elected, or unless his office is earlier vacated in accordance with the Articles of the Company, or he becomes disqualified to act as a Director.

Management proposes to fix the number of directors of the Company at 5 and proposes to nominate each of the following persons for election as directors. The following information concerning the nominees is furnished by each individual nominee.

Name and address Positions Held	Occupation	Securities Held
Kenneth B. Liebscher Vancouver, B.C. President, Chief Executive Officer and Director - Since June 25, 1992	General Manager, U.S. & Foreign Communications; 1992-present, Director of Belmont Resources Inc.; 1998 to present, Director, Montoro Resources Inc.; 1999 to 2001, Director of Empyrean Communications, Inc. (formerly, Direction Technologies Inc.); 1999 to November 2001, Director/President of ThermoElastic Technologies Inc.; 2001 to present, Director of AbsoluteFutures.com	10,860
Gary Musil* Vancouver, B.C. Chief Financial Officer, Secretary and Director - Since Dec. 31, 1988	2000 - present; Director of Mandalay Resources Corporation; 1999 - present: Chief Financial Officer of Belmont Resources Inc.; 1992 - present: Director and Secretary of Belmont Resources Inc.; 1988 - present: Director and Secretary of E.T.C. Industries Inc.; 1990 - 1999:	26,651

	Accountant/Manager for 311180 B.C. Ltd. which provided office space and services, management and financial consulting to public companies; 1990 - 1996: Director and Secretary of Baron Gold Corp. (formerly, Veto Resources Ltd.); 1988 - 1996: Director and Secretary of El Bravo Gold Mining Ltd	
Jake Bottay* West Vancouver, B.C. Director - Since March 20, 1996	1987 - present; Consultant; February 2000 - present; Director of Belmont Resources Inc.; 1992-1998; President El Bravo Gold Mining Ltd; May 2001 - present; Director of SNG Telecom Inc.	Nil
Victor Bryant* New Westminster, B.C. Director - Since January 8, 2002	2001 - present; Process Metallurgist, Consultant 1994-2000; Lead Process Engineer & Commissioning Manager for Fluor Daniel 1990 - 1993; Project - Plant Manager and Senior Process Metallurgist for Billiton International Metals Ltd	Nil
Luard (Lu) J. Manning North Vancouver, B.C. Director - Nominee	Professional Engineer (Mining); Director of several TSX Venture Exchange Companies	Nil

*Denotes member of the Audit Committee

The Company entered into a management agreement with U.S. & Foreign Company, a company managed by Kenneth B. Liebscher, to provide management services for $2,500.00 per month during the period which the Company is categorized as an "inactive issuer" under the policies of the TSX Venture Exchange.

The foregoing table provides the approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as at the date hereof.

All of the persons named above are residents of Canada. Details of remuneration paid to the Company's executive officers is set out under the heading "Remuneration of Management and Executive Compensation" below.

The Company's audit committee consists of Gary Musil, Jake Bottay and Victor Bryant.

Advance notice of this meeting inviting nomination for directors of the Company as required by Section 111 of the Company Act, British Columbia, was published in the Vancouver Province Newspaper on April 26, 2002 and delivered to the British Columbia Securities Commission and the TSX Venture Exchange.

REMUNERATION OF MANAGEMENT AND EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation(1) ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)[1]
Kenneth B. Liebscher	2001	Nil	Nil	34,000	Nil	Nil	Nil	Nil
	2000	Nil	Nil	54,000	50,000	Nil	Nil	Nil
"	1999	Nil	Nil	54,000	65,000	Nil	Nil	Nil

(1) Management fees payable at the rate of $2,500 per month until December 31, 1996 and $4,500 per month thereafter. The Company was deemed inactive by the TSX Venture Exchange (formerly CDNX) on June 8, 2001. Retroactive to March 1/01 the fees are being accrued at $2,500 per month.

The above-named executive officer(s) was/were not employed by the Company or any subsidiary of the Company.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options Granted (# common shares)	% of Total Options Granted to Employees in Financial Year	Exercise Price or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Kenneth B. Liebscher	Nil	Nil	Nil	Nil	Nil

AGGREGATE OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY - End (#) Exercisable/ Unexercisable	Value of Unexercised in the Money Options at FY-End ($) Exercisable/ Unexercisable
Kenneth B. Liebscher	7,650	Nil	42,350	Nil

There are no employment contracts between either the Company or its subsidiaries and the above-named executive officers.

Neither the Company or any of its subsidiaries has any plan or arrangement with respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of employment of the executive officers' employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or a change in the executive officers' responsibilities following a change in control, where in respect of an Executive Officer the value of such compensation exceeds $100,000.

The Company has no standard arrangement pursuant to which Directors are compensated by the Company for their services in their capacity as Directors other than the unissued treasury shares that may be issued upon the exercise of the Directors' Stock Options. There has been no other arrangement pursuant to which Directors were compensated by the Company in their capacity as Directors except as disclosed herein and in the financial statements attached hereto.

None of the Directors or Senior Officers of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of such persons, are or have been indebted to the Company at any time since the beginning of the Company's last completed financial year.

The Company has no pension plan.

INTEREST OF MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

None of the Directors or Senior Officers of the Company, nor any proposed nominee for election as a Director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company, except as disclosed herein and the financial statements attached hereto.

APPOINTMENT OF AUDITORS

The persons named in the enclosed Proxy will vote for the appointment of Jones, Richards & Company, Certified General Accountants, of Vancouver, British Columbia, as Auditors for the Company to hold office until the next Annual General Meeting of the shareholders, at a remuneration to be fixed by the Directors.

MANAGEMENT CONTRACTS

There are no other management functions of the Company or a subsidiary thereof which are to any substantial degree performed by a person other than the directors or senior officers of the Company or a subsidiary thereof. Refer to the heading "Remuneration of Management and Executive Compensation" for further details with respect to management contracts.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

1. Stock Option Plan and Incentive Stock Options

The Company's Management has recommended that the Company adopt the Stock Option Plan containing among other things, provisions consistent with the current policies of the Exchange. At the Meeting, members will be asked to approve the Stock Option Plan. The Stock Option Plan is also subject to Exchange approval.

Under the Stock Option Plan, the Board of Directors may grant up to 10% of the issued number of shares outstanding as at the date of the stock option grant. On this basis, the Stock Option Plan shall be operated as a "Rolling Plan". Provided that disinterested shareholder approval has been obtained, it shall be permissible under the Rolling Plan to:

a. reserve for issuance, under stock options granted to insiders, shares exceeding 10% of the number of outstanding listed shares;

b. issue a number of shares to insiders upon the exercise of stock options, within a one year period that exceeds 10% of the outstanding listed shares; and

c. issue a number of shares to any one insider and such insider's associates upon the exercise of stock options within a one year period that exceeds 5% of the outstanding listed shares,

(collectively, the "Approved Exceptions").

By approving the Stock Option Plan, members will have granted the Board of Directors authority to convert the Stock Option Plan from a Rolling Plan to a Fixed Plan and to make any other changes which are necessary to obtain regulatory approval.

In the Fixed Plan:

a. the number of common shares reserved under the Fixed Plan shall equal 632,936 determined as 20% of the number of shares outstanding as of the date of approval of this Plan;

b. the Approved Exceptions shall be deemed to have been approved for the Fixed Plan; and

c. the common shares issued upon exercise of options granted subsequent to the date of conversion of the Plan to the Fixed Plan shall be subject to the following vesting provisions:

    i. 15% of the options granted under the Fixed Plan will vest upon approval by the TSX Venture Exchange;
    ii. 15% of the options granted under the Fixed Plan will vest every 3 months following approval by the TSX Venture Exchange for a period of 18 months; and
    iii. 10% of the options granted under the Fixed Plan will vest at the end of the 18 month period.

Whether granted under the Rolling Plan or Fixed Plan:

a. the maximum term of any option will be five years from the date of grant or such lesser period as determined by the Board of Directors; and

b. any amendment to the Stock Option Plan will also be subject to the approval of the Exchange and may also require shareholder approval.

The Exchange's policies require that where the Company decreases the exercise price of options previously granted to the Company's Insiders, the Company's disinterested shareholders must approve such amendments. The Insiders to whom common shares may be issued under the Stock Option Plan and their associates must abstain from voting on the Stock Option Plan.

A copy of the Stock Option Plan will be available for inspection at the Meeting. The directors believe that the Stock Option Plan is in the Company's best interests and recommend that the members approve the Stock Option Plan.

OTHER MATERIAL FACTS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth herein and in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 14th day of May, 2002.

ON BEHALF OF THE BOARD OF DIRECTORS

Per: ____________________

Gary Musil, Director

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: X Schedule A
X Schedules B & C

ISSUER DETAILS:

Name of Issuer	Consolidated E.T.C. Industries Ltd. (formerly: E.T.C. Industries Ltd.)
Issuer Address	#600 - 625 Howe Street, Vancouver, B.C. V6C 2T6
Issuer Telephone Number	604-683-6648
Contact Person	Gary Musil
Contact Position	Secretary/Director
Contact Telephone Number	604-683-6648
Contact Email Address	gmusil@direct.ca
Web Site Address	www.etcindustries.com
For Quarter Ended	December 31, 2001
Date of Report (yy/mm/dd)	02/04/25

CERTIFICATE

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

Gary Musil — May 17 2002
NAME OF DIRECTOR — DATE SIGNED (YY/MM/DD)

Jake Bottay — May 17, 2002
NAME OF DIRECTOR — DATE SIGNED (YY/MM/DD)

CONSOLIDATED E.T.C. INDUSTRIES LTD.

(FORMERLY: E.T.C. INDUSTRIES LTD.)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001

(DECEMBER 31, 2000)

CONSOLIDATED E.T.C. INDUSTRIES LTD.

(FORMERLY: E.T.C. INDUSTRIES LTD.)

CONSOLIDATED FINANCIAL STATEMENTS

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001

(DECEMBER 31, 2000)

CONTENTS	**PAGE**

JONES RICHARDS & COMPANY
CERTIFIED GENERAL ACCOUNTANTS

Jack W. Lazareff
C.G.A.*

Keon J. Kwan
B.A., C.G.A.*, C.F.P.

Deborah E. Graystone
B.Sc., C.G.A.*, T.E.P.

Jindra Casperson
C.G.A.*

AUDITORS' REPORT

To the Shareholders of
Consolidated E.T.C. Industries Ltd. (formerly: E.T.C. Industries Ltd.)

We have audited the consolidated balance sheets of Consolidated E.T.C. Industries Ltd. (formerly: E.T.C. Industries Ltd.) as at December 31, 2001 and December 31, 2000, the consolidated statements of operations and deficit, the consolidated statements of cash flows, the consolidated schedules of petroleum and natural gas revenue and expenses, and the consolidated schedules of deferred exploration and development costs for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and December 31, 2000, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of the Province of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

Jones Richards & Company
CERTIFIED GENERAL ACCOUNTANTS

Vancouver, British Columbia
April 25, 2002

900 – 1200 Burrard Street, Vancouver, B.C. V6Z 2C7
TEL: 604.688-1910 FAX: 604.682-2368 WEB: www.jonesrichards.com
*PROFESSIONAL CORPORATIONS

CONSOLIDATED E.T.C. INDUSTRIES LTD.
(FORMERLY: E.T.C. INDUSTRIES LTD.)
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2001
(With comparative audited consolidated figures for December 31, 2000)

	2001	2000
		(Note 19)
ASSETS		
Current Assets		
Cash	$ 6,780	$ 16,141
Accounts receivable	4	796
	6,784	16,937
Property, Plant and Equipment (Notes 3 and 5)	4	4,245
Investment (Notes 3 and 6)	1	1
Petroleum Prospects, including deferred costs (Notes 3 and 7)	-	1,000
Electric Powered Vehicle Technology (Notes 3 and 8)	1	1
	$ 6,790	$ 22,184
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 20,383	$ 30,275
Due to related parties (Note 10)	35,997	28,229
Loans payable (Note 11)	13,130	3,130
	69,510	61,634
Due to Related Parties (Note 12)	63,850	33,550
Loan Payable (Note 13)	10,011	-
	143,371	95,184
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share Capital (Note 14)	3,739,006	3,723,856
Contributed Surplus	6,000	6,000
Deficit	(3,881,587)	(3,802,856)
	(136,581)	(73,000)
	$ 6,790	$ 22,184

Approved on Behalf of the Board:

Director

Director

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED E.T.C. INDUSTRIES LTD.
(FORMERLY: E.T.C. INDUSTRIES LTD.)
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2001
(With comparative audited consolidated figures for the year ended December 31, 2000)

	2001	2000 (Note 19)
Net income from Petroleum and Natural Gas Operations (Page 5)	$ -	$ (573)
ADMINISTRATION COSTS:		
Administration consulting	-	200
Amortization	4,241	1,781
Bank charges and interest	3,048	15,373
Management fees	34,000	54,000
Office supplies and secretarial	15,410	15,921
Professional fees	4,770	7,525
Regulatory fees	3,574	7,265
Rent	6,003	9,490
Telephone and fax	682	302
Transfer agent fees	5,215	5,624
Travel and promotion	-	62,538
TOTAL ADMINISTRATION COSTS FOR THE YEAR	76,943	180,019
OTHER ITEMS:		
Bad debts	546	72,165
Loss on write-off of petroleum prospects	1,000	-
Loss on write-down of "Electric Powered Vehicle Technology"	-	66,879
Loss on write-off of mineral properties	-	10,109
Loss (Gain) on conversion of foreign currencies	242	(2,221)
	1,788	146,932
NET LOSS FOR THE YEAR	78,731	326,378
DEFICIT AT BEGINNING OF YEAR	3,802,856	3,476,478
DEFICIT AT END OF YEAR	$ 3,881,587	$ 3,802,856
Loss per share	$ (0.004)	$ (0.019)

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED E.T.C. INDUSTRIES LTD.
(FORMERLY: E.T.C. INDUSTRIES LTD.)
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001
(With comparative audited consolidated figures for the year ended December 31, 2000)

	2001	2000 (Note 19)
OPERATING ACTIVITIES:		
Net loss for the year	$ (78,731)	$ (326,378)
Adjustments:		
Amortization	4,241	1,781
Bad debts	546	72,165
Loss on write-off of petroleum prospects	1,000	-
Loss on write-down of "Electric Powered Vehicle Technology"	-	66,879
Loss on write-off of mineral properties	-	10,109
Loss (Gain) on conversion of foreign currencies	242	(2,221)
	(72,702)	(177,665)
Changes in non-cash working capital items:		
Accounts receivable	246	(789)
Accounts payable and accrued liabilities	(9,892)	22,511
Due to related parties	7,768	(11,402)
Loans payable	10,000	130
	(64,580)	(167,215)
FINANCING ACTIVITIES:		
Due to related parties	30,300	33,550
Loan payable	10,011	-
Issue of share capital for cash	15,150	152,000
	55,461	185,550
INVESTING ACTIVITIES:		
Acquisition cost of mineral property	-	(2,000)
Deferred exploration and development costs	-	(2,609)
	-	(4,609)
Gain (Loss) on conversion of foreign currencies	(242)	2,221
INCREASE (DECREASE) IN CASH	(9,361)	15,947
CASH AT BEGINNING OF YEAR	16,141	194
CASH AT END OF YEAR	$ 6,780	$ 16,141

Supplemental Cash Flow Information (Note 16)

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED E.T.C. INDUSTRIES LTD.
(FORMERLY: E.T.C. INDUSTRIES LTD.)
CONSOLIDATED SCHEDULE OF PETROLEUM AND NATURAL GAS REVENUE AND EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2001
(With comparative audited consolidated figures for the year ended December 31, 2000)

	2001	2000
REVENUE:		
Sale of petroleum products	$ -	$ 3,387
EXPENSES:		
Operating costs	-	2,814
NET INCOME FROM PETROLEUM AND NATURAL GAS OPERATIONS	$ -	$ 573

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED E.T.C. INDUSTRIES LTD.
(FORMERLY: E.T.C. INDUSTRIES LTD.)
CONSOLIDATED SCHEDULE OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS
FOR THE YEAR ENDED DECEMBER 31, 2001
(With comparative audited consolidated figures for the year ended December 31, 2000)

	Mineral Properties		
	2001 Total	Kitkat	2000 Total
EXPLORATION AND DEVELOPMENT COSTS:			
Assays	$ -	$ 272	$ 272
Drafting	-	466	466
Mapping and reports	-	88	88
Travel, accommodation and meals	-	1,783	1,783
TOTAL EXPLORATION AND DEVELOPMENT COSTS INCURRED DURING THE YEAR	-	2,609	2,609
BALANCE OF COSTS AT BEGINNING OF YEAR	-	-	-
Write-off of costs related to abandoned mineral properties	-	(2,609)	(2,609)
BALANCE OF COSTS AT END OF YEAR	$ -	$ -	$ -

The accompanying notes are an integral part of these financial statements.

1. NATURE OF BUSINESS AND CONTINUED OPERATIONS

Consolidated E.T.C. Industries Ltd. (formerly: E.T.C. Industries Ltd.) (the "Company") is incorporated under the laws of British Columbia and is primarily engaged in the acquisition, exploration and development of mineral properties.

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The operations of the Company were primarily funded by the issue of share capital and loans from related parties. The continued operations of the Company are dependent on its ability to develop a sufficient debt restructuring plan, receive continued financial support from related parties, complete sufficient public equity financing, or generate profitable operations in the future. The Company had the following deficits and working capital deficiencies as at the following dates:

	Deficit	Working Capital (Deficiency)
December 31, 2001	$ 3,881,587	$ (62,726)
December 31, 2000	$ 3,802,856	$ (44,697)

2. PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Electric Car Company, a wholly-owned subsidiary, incorporated in the State of Nevada on November 24, 1993.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Deferred Costs - Mineral Properties

The Company is in the exploration stage in respect of its investment in natural resource properties and accordingly follows the practice of capitalizing all costs related to the exploration project until such time as the project is put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized on a unit-of-production basis. If mineral claims are abandoned, the related capitalized costs are written-off to deficit.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

b. Deferred Costs - Petroleum Prospects

The Company followed the full cost method of accounting for petroleum and natural gas prospects. Under this method, all costs incurred within a cost centre in connection with the exploration for and the development of petroleum and natural gas reserves, were capitalized. If a cost centre commenced commercial production, those capitalized costs related to proved properties within the cost centre would have been amortized on a unit-of-production basis based on engineering reports of gross proven reserves. For purposes of consolidated financial statement presentation, a cost centre was defined to be a country.

c. Deferred Costs - Electric Powered Vehicle Technology

The Company is in the research and development stage with respect to its investment in the "electric powered vehicle technology" and accordingly, follows the practice of capitalizing all related costs until such time as commercial sales commence. At that time, these capitalized costs will be amortized on a unit of production basis. If the project is abandoned, the related capitalized costs will be written-off to deficit.

d. Values

The amounts shown for the mineral properties, petroleum prospects, deferred costs, and "electric powered vehicle technology" costs, represent costs to date and are not intended to reflect present or future values.

e. Option Payments

Payments on mineral property option agreements are made at the discretion of the Company, and accordingly, are accounted for on a cash basis.

f. Translation of Foreign Currencies

Foreign currencies have been translated into Canadian funds using the temporal method, as follows:

i. Monetary items, at the rate of exchange prevailing as at the consolidated balance sheet date.

ii. Non-monetary items, at the historical rate of exchange.

iii. Costs, at the period average in which the transaction occurred.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

g. Administration Costs

Administration costs are currently being expensed in the year in which incurred.

h. Investment

The Company records its investment at the lower of cost or estimated value.

i. Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated amortization. Amortization is calculated using the declining balance method at the following annual rates:

Office equipment	20%
Automobile equipment	30%
Computer equipment	30%
Trailer equipment	30%

In the year of acquisition, amortization is recorded at one-half the normal rate.

j. Incentive Stock Option Plan

The Company has not adopted a formal incentive stock option plan, but has granted stock options as described in Note 14. No compensation expense is recognized when shares are issued or stock options are granted. Any consideration paid by individuals on exercise of stock options or purchase of shares is credited to share capital.

k. Use of Estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

4. FINANCIAL INSTRUMENTS

The Company's consolidated financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, due to related parties and loans payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these consolidated financial instruments. The fair values of these consolidated financial instruments approximate their carrying value, unless otherwise noted.

5. PROPERTY, PLANT AND EQUIPMENT

	Cost	Accumulated Amortization	2001 Net Book Value	2000 Net Book Value
Office equipment	$ 1,293	$ 1,292	$ 1	$ 217
Automobile equipment	16,836	16,835	1	2,252
Computer equipment	9,164	9,163	1	1,165
Trailer equipment	7,530	7,529	1	611
	$ 34,823	$ 34,819	$ 4	$ 4,245

6. INVESTMENT

The Company's investment is recorded at a nominal value of $1 and consists of:

	2001	2000
1,000,000 common shares of Electric Environmental Development, Inc. of Tampa, Florida	$ 1	$ 1

7. PETROLEUM PROSPECTS

	Acquisition, Drilling and Completion Costs	Accumulated Depletion	Write-down of Capitalized Costs	2001 Net Book Value	2000 Net Book Value
U.S.A.	$ 223,368	$ 222,368	$ (1,000)	$ -	$ 1,000

7. PETROLEUM PROSPECTS (CONT'D)

By Agreements dated June 21, 1995, July 26, 1995 and June 23, 1995 the Company had acquired a 37.5% working interest and a 36% net revenue interest in the Roger Vincent #2 and the Larry Davis #1 wells located in the Rhoda Oil and Gas Field, Kentucky, U.S.A.

At December 31, 1996, the management of the Company resolved to write-down the value of the petroleum and natural gas interests to a nominal value based on uncertainty of net recoverable value. During the current year, the management of the Company resolved to abandon this project, and accordingly, the remaining capitalized costs were written-off to deficit.

8. ELECTRIC POWERED VEHICLE TECHNOLOGY

a. By a Purchase Agreement dated June 7, 1993 (amended August 6, 1993), the Company acquired all of the patents, patents pending, trademarks, copyrights (if any of the foregoing are found to have been filed), title, engineering designs, concepts, models, prototypes, parts, manufacturing machines and tools, and customer lists related to the MI electric powered vehicle, for consideration of:

- $10,000 cash (paid);
- The issue of 100,000 shares of the Company's capital stock (issued at a price of $0.50 per share).

In addition, the Company granted the vendor a 5% gross sales proceeds royalty on sales of any of the patented or copyrighted assets.

b. In May 1998, a License Agreement dated May 21, 1996 between the Company and Electric Environmental Development Inc. ("EED") under which the Company received 1,000,000 common shares of EED's capital stock, was mutually terminated.

During the year ended December 31, 1998, the management of the Company resolved to write-down the value of this project to a value of $66,880 (US$50,000) based on managements' estimate of net recoverable value.

c. By a License Agreement dated January 9, 1999, with Direction Technologies Inc., the Company agreed to license its Electric Powered Vehicle Technology for an initial term of five (5) years, renewable for a second term of five (5) years, subject to satisfactory performance requirements, for consideration of:

- US$50,000 (accrued); and
- Royalties of 2% of the Gross Sales Price of every product sold.

8. ELECTRIC POWERED VEHICLE TECHNOLOGY (CONT'D)

During the year ended December 31, 2000, the License Agreement was mutually terminated. An amount totalling $72,165 (US$50,000) previously accrued, was accordingly written-off to bad debts.

During the year ended December 31, 2000, the management of the Company resolved to further write-down the value of the project to a nominal value of $1.

9. MINERAL PROPERTIES

By Letter of Intent dated May 2, 2000, the Company acquired the right to earn a 100% interest in two (2) mineral claims located in the Victoria and Alberni Mining Divisions of British Columbia for a consideration of:

- Cash payment totalling $2,000 (paid);
- 200,000 shares of the Company's capital stock to be issued in phases; (55,000 shares were issued at a price of $0.10 per share); and
- Cumulative exploration and development expenditures totalling $250,000.

A finder's fee of 5,000 shares of the Company's capital stock was issued at a price of $0.10 per share on this transaction.

During the year ended December 31, 2000, the management of the Company resolved to abandon this project, and accordingly, the related capitalized costs were written-off to deficit.

10. DUE TO RELATED PARTIES

Amounts due to the Chief Operating Officer, Chief Financial Officer, corporations controlled by the Chief Operating Officer and Chief Financial Officers, and corporations related by common Directors are unsecured, accrue no interest and have no specific terms of repayment.

11. LOANS PAYABLE

	2001	2000
Amount due is unsecured, non-interest bearing and has no specific terms of repayment.	$ 3,130	$ 3,130
Amount due is secured by a promissory note, bearing interest at the rate of 6% per annum and has no specific terms of repayment.	10,000	-
	$ 13,130	$ 3,130

12. DUE TO RELATED PARTIES

	2001	2000
Amount due to the Chief Financial Officer which is unsecured, bearing interest at the rate of 8% per annum and due on demand after March 31, 2003.	$ 35,750	$ 33,550
Amounts due to corporations controlled by the Chief Operating Officer and Chief Financial Officer which are unsecured, non-interest bearing and due on demand after March 31, 2003.	28,100	-
	$ 63,850	$ 33,550

13. LOAN PAYABLE

Amount due is unsecured, non-interest bearing and due on demand after March 31, 2003.

14. SHARE CAPITAL

The authorized share capital of the Company is 100,000,000 shares without par value.

The Company has issued shares of its capital stock as follows:

	2001		2000	
	Number of Shares	Amount	Number of Shares	Amount
Balance, Beginning of Year	21,025,290	$ 3,723,856	15,391,940	$ 3,124,921
Issued During the Year for:				
Cash	151,500	15,150	1,264,000	152,000
Share Subscription Advance	-	-	200,000	30,000
Debt	-	-	4,114,350	411,435
Mineral Property	-	-	55,000	5,500
	151,500	15,150	5,633,350	598,935
Balance, End of Year	21,176,790	$ 3,739,006	21,025,290	$ 3,723,856

Transactions for the Issue of Share Capital
<u>During the Year Ended December 31, 2001:</u>

a. The Company issued 151,500 shares at a price of $0.10 per share for the exercise of stock options for a total consideration of $15,150.

During the Year Ended December 31, 2000:

a. The Company issued 1,464,000 shares for the exercise of stock options as follows: 712,000 shares at a price of $0.15 per share for a total consideration of $106,800 (of which, $30,000 was received prior to December 31, 1999); and 752,000 shares at a price of $0.10 per share for a total consideration of $75,200.

b. The Company issued 4,114,350 shares at a price of $0.10 per share to settle debts totalling $411,435.

c. The Company issued 55,000 shares at a price of $0.10 per share for the acquisition of mineral properties described in Note 9.

14. SHARE CAPITAL (CONT'D)

Stock Options:

The Company currently has no formal long-term incentive plans other than incentive stock options granted from time to time by the Board of Directors.

A summary of the status of the Company's stock option plan as of December 31, 2001 and 2000, and changes during the years then ended is as follows:

	2001		2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	1,441,000	$ 0.11	1,075,000	$ 0.15
Granted	-	-	1,830,000	0.10
Exercised	(151,500)	0.10	(1,464,000)	0.12
Forfeited/cancelled	(513,000)	0.14	-	
Options outstanding, end of year	776,500	$ 0.10	1,441,000	$ 0.11

The Company has outstanding Director and employee stock options exercisable to acquire 776,500 shares as follows:

Shares	Exercise Price	Expiry Date
78,000	$0.10	June 26, 2002
698,500	$0.10	November 14, 2002
776,500		

15. CORPORATE INCOME TAX

The Company has certain resource related deductions and other losses which are available to be offset against future taxable income in Canada. The benefits of these losses and deductions are not reflected in these financial statements. The realization of these tax benefits in future years will be recorded as an adjustment to the corporate tax provision in the year realized.

16. SUPPLEMENTAL CASH FLOW INFORMATION

The Company incurred non-cash financing activities during the year ended December 31, 2001 as follows:

	2001	2000
Non-cash financing activities:		
Issue of share capital for:		
Share subscription advances	$ -	$ 30,000
Debt	-	411,435
Mineral Property	-	5,500
Share subscription advances	-	(30,000)
	$ -	$ 416,935

17. RELATED PARTY TRANSACTIONS

a. Management fees of $34,000 (2000 - $54,000) were incurred with a corporation which is managed by a Director of the Company.

b. Interest expense of $2,200 (2000 - $2,200) was accrued on a loan from the Chief Financial Officer (Note 12).

c. Office services totalling $9,250 (2000 - $Nil) were incurred with a corporation controlled by the Chief Financial Officer.

d. Rent totalling $5,400 (2000 - $3,000) and office services and telephone expense totalling $4,532 (2000 - $302) were incurred with a corporation related by common Directors.

The transactions above have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

18. SUBSEQUENT EVENTS

a. By a Special Resolution passed by the shareholders of the Company on June 20, 2001, the Company changed its name from E.T.C. Industries Ltd. to Consolidated E.T.C. Industries Ltd., effective January 25, 2002.

b. Pursuant to a Special Resolution passed by the shareholders of the Company on June 12, 2001, the Company consolidated its issued and outstanding share capital on the basis of one (1) new share for ten (10) old shares effective January 28, 2002. Subsequent to the date of the consolidation there were 2,117,679 issued and outstanding shares.

c. By an Option Agreement dated January 15, 2002 (amended March 5, 2002) the Company may acquire a 50% interest in five (5) mineral claims located in the Skeena Mining Division of British Columbia for consideration of:

- Cumulative cash payments of $360,000, payable in quarterly instalments commencing April 15, 2002 as follows:

    - $60,000 during the fiscal year ending December 31, 2002 ($20,000 paid);
    - $140,000 during the fiscal year ending December 31, 2003;
    - $140,000 during the fiscal year ending December 31, 2004; and
    - $20,000 during the fiscal year ending December 31, 2005.

- Issuing 1,000,000 post-consolidation shares of the Company's capital stock as follows:

    - 250,000 shares within seven (7) days of TSX Venture Exchange approval of this agreement;
    - 350,000 shares on or before February 1, 2003; and
    - 400,000 shares on or before February 1, 2004.

- Funding aggregate exploration expenditures of $1,000,000 as follows:

    - $300,000 on or before January 15, 2002;
    - $300,000 on or before January 15, 2004; and
    - $400,000 on or before January 15, 2005.

A finder's fee will be paid in stages and will consist of $27,000 cash and 75,000 shares of the Company's capital stock.

This transaction is subject to regulatory approval.

18. SUBSEQUENT EVENTS (CONT'D)

d. The Company issued 1,047,000 post-consolidation units at a price of $0.15 per unit. Each unit consists of one (1) post-consolidation share and one (1) non-transferrable share purchase warrant. Each warrant is exercisable to acquire one (1) additional post-consolidation share at a price of $0.17 per share on or before March 25, 2004.

19. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's consolidated financial statement presentation.

CONSOLIDATED E.T.C. INDUSTRIES LTD.
(FORMERLY: E.T.C. INDUSTRIES LTD.)
DECEMBER 31, 2001

Section 1

A. ANALYSIS OF EXPENSES AND DEFERRED COSTS:

See the accompanying financial statements.

Section 2

A. RELATED PARTY TRANSACTIONS FOR THE CURRENT FISCAL YEAR-TO-DATE:

Refer to Note 17 of the accompanying consolidated financial statements.

The aggregate amount of expenditures made to parties not at arms length from the Company were $55,382 during the current fiscal year to date.

Section 3

A. SECURITIES ISSUED DURING PERIOD ENDED DECEMBER 31, 2001:

Date of Issue	Type of Security	Type of Issue	Number of Shares Issued	Price per Share	Total Proceeds	Type of Consideration	Commission Paid
Apr. 11/01	Common Shares	Exercise of Stock Options	76,500	$ 0.10	$ 7,650	Cash	Nil
Apr. 11/01	Common Shares	Exercise of Stock Options	75,000	$ 0.10	$ 7,500	Cash	Nil

B. OPTIONS GRANTED DURING PERIOD ENDED DECEMBER 31, 2001:

NIL

Section 4

A. AUTHORIZED AND ISSUED SHARE CAPITAL AS AT DECEMBER 31, 2001:

Authorized share capital - 100,000,000 shares without par value.

A total of 21,176,790 shares have been issued for a total of $3,739,006.

CONSOLIDATED E.T.C. INDUSTRIES LTD.
(FORMERLY: E.T.C. INDUSTRIES LTD.)
DECEMBER 31, 2001

B. OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT DECEMBER 31, 2001:

Type of Security	Number or Amount	Exercise or Conversion Price	Expiry Date
Stock Options	78,000	$0.10	June 26, 2002
Stock Options	698,500	$0.10	November 14, 2002

C. SHARES IN ESCROW OR SUBJECT TO POOLING AS AT DECEMBER 31, 2001:

Common shares in escrow – Nil

Section 5

A. LIST OF DIRECTORS AND OFFICERS AS AT APRIL 25, 2002:

Kenneth B. Liebscher	Chief Operating Officer/President/Director
Gary Musil	Chief Financial Officer/Secretary/Director
Jake Bottay	Director
Victor Bryant	Director

CONSOLIDATED E.T.C. INDUSTRIES LTD.
(FORMERLY: E.T.C. INDUSTRIES LTD.)
DECEMBER 31, 2001

REVIEW OF OPERATIONS IN THE QUARTER ENDED DECEMBER 31, 2001 AND UP TO THE DATE OF THIS REPORT:

1. **Nature of Business:**

The Company was previously engaged in the research and development of electric vehicles and currently owns the MI6 electric car, which is licensed in the State of California, U.S.A. The Company has been entertaining offers to purchase this technology during the year.

During 1995/96 the Company was also engaged in the drilling and exploration of petroleum wells in Kentucky, U.S.A. with minimum success.

Since 1997 the Company has been in the business of resource exploration and development. See following section 2 (c) - February 4 & March 11/02 News Releases.

2. **Operations Detail and Financial Condition:**

(a) Acquisitions & Dispositions:

See Note 18 (c) attached to the December 31/01 Consolidated financial statements.

(b) Material Expenditures:

During the twelve months of 2001 the Company has succeeded in reducing General and Administrative Expenses by $103,076 or 57.3%. The largest reduction was in travel and promotion ($62,538 in 2000, nil in 2001). The Company had elected not to accrue the monthly fees under the investor relations agreement during the period of inactivity. With the reduction last year of $411,435 in payables through the issuance of shares for debt it has reflected a large decrease in interest charges ($15,373 in 2000, $3,048 in 2001). In addition during inactive status the Company cannot accrue aggregate management fees of more than $2,500 per month, hence ($54,000 in 2000, and only $34,000 for the same period in 2001).

(c) News Releases & Material Change Reports:

January 10, 2002 - E.T.C. Industries Ltd. announced that Victor N. Bryant of New Westminster, B.C. has agreed to join the board of E.T.C. Industries Ltd.

Mr. Bryant will assist the Company in the review of mineral properties which the Company hopes to acquire and develop during the 2002 reactivation period and for the coming years.

CONSOLIDATED E.T.C. INDUSTRIES LTD.
(FORMERLY: E.T.C. INDUSTRIES LTD.)
DECEMBER 31, 2001

Mr. Bryant's thirty years of experience in the mining industry in various capacities such as operations and project engineer, plant manager, senior process metallurgist, and mill/concentrator superintendent to name a few, will bring valuable input to the Company.

Mr. Bryant's more significant experience in the last ten years has been with Fluor Daniel consulting on projects for PT Newmont in Indonesia, Phelps Dodge and Asarco in Southern Peru, BHP in Santiago, Chile, Cyprus Corp in Arizona and Peru and numerous other worldwide projects. His metallurgical expertise on these projects assisted in process design, feasibility studies, plant optimization, trouble shooting and coordinating construction and expansion of many mine and mill facilities.

Prior to Flour Daniel he worked for Billiton International Metals Ltd., Granges Exploration, Sherritt Gordon, Placer Development Ltd., Noranda Mines Ltd. and Anglo American Corporation.

February 4, 2002 - The Company announces they have signed a formal option agreement with Granby Mining Corporation to acquire a 50% interest in an Anyox area gold and moly mineralized prospect on The Granby Peninsula comprised of 20 units in the Skeena Mining Division of B.C. (the "Property").

The agreement provides for staged payments totalling $240,000, incurring $1,000,000 in expenditures over three years and the issuance of 1,000,000 shares in three tranches following regulatory approval.

The Granby Peninsula property is located 1 km east of the former Anyox mine and smelter complex, which produced 24.7 million tons of copper ore between 1914 and 1935. Silica flux and gold was mined in conjunction with smelting operations. The operation ceased in 1935 because of depressed prices for copper.

In a previous report by Burton Consulting Inc., on the Anyox area properties, it was indicated that the bedded quartz veins represent an excellent exploration bet for large tonnage, low to moderate grade gold plus silver deposits. The molybdenum bearing stock has excellent potential to host a large tonnage, low to moderate grade open pit molybdenum mine.

A finder's fee in cash and shares is payable subject to regulatory approval.

March 11, 2002 - The Company wishes to announce an amendment to the Property Agreement dated January 15, 2002. The amendment reflects the addition of the Moly3 (a 20 unit claim block) for payments of $120,000 over a two-year period. There will be no issuance of additional stock.

CONSOLIDATED E.T.C. INDUSTRIES LTD.
(FORMERLY: E.T.C. INDUSTRIES LTD.)
DECEMBER 31, 2001

In addition the Company wishes to announce the reinstatement of the Baron Marney investor relations agreement effective March 1, 2002.

March 28, 2002 - Further to our news release dated March 25, 2002, the Company has received additional subscriptions to the non-brokered private placement of 534,000 units at a price of $0.15 per unit. The total non-brokered private placement will be increased to 1,047,000 units at a price of $0.15 per unit ($157,050). Each unit consists of one common share plus one share purchase warrant to purchase an additional share at $0.15 within one year or $0.175 within the second year from the date of issuance.

The funds will be used for working capital purposes and the private placement is subject to regulatory approvals.

April 4, 2002 - The Company has proposed a non-brokered financing of 500,000 units at an Offering price of $1.00 per unit. Each unit consists of four (4) Flow-Through common shares and one (1) Non Flow-Through common share. The Offering is subject to regulatory approvals.

The proceeds from the financing will be used to fund the first year property payments and exploration program under the Granby option agreement announced February 4, 2002 as well as working capital.

(d) Investor Relations Activities:

The Company has continued its investor relations agreement with Baron-Marney Capital effective November 30/98. During the year 2001 the parties agreed not to incur/charge the monthly fee until the services and activity warrants the requirements of the agreement. Effective March 1, 2002 the Company reinstated these services.

(e) Breaches of corporate, securities or other laws, or of the Company's listing agreement with the Canadian Venture Exchange:

None

(f) Regulatory Approval:

On January 28, 2002, the common shares of Consolidated E.T.C. Industries Ltd. commenced trading on CDNX and the common shares of E.T.C. Industries Ltd. were delisted. The Company is classified as a 'Mining (Non-Oil & Gas) Exploration/Development'. Post-Consolidation Capitalization: 2,117,679 shares are issued and outstanding. New Trading Symbol: EAX.

CONSOLIDATED E.T.C. INDUSTRIES LTD.
(FORMERLY: E.T.C. INDUSTRIES LTD.)
DECEMBER 31, 2001

On April 18, 2002 the TSX Venture Exchange accepted for filing documentation with respect to a Non-Brokered Private Placement for the issue of 1,047,000 shares at a purchase price of $0.15 c/w 1,047,000 non-transferable two year share purchase warrants at an exercise price of $0.17 each.

3. Subsequent Events

See Note 18 attached to the December 31/01 Consolidated financial statements.

4. Financings, Principal Purposes and Milestones

See preceding Section 2 (c) - March 28 and April 4/02 News Releases.

5. Liquidity and Solvency

The Company continues to rely on its management to find new sources of financing to provide additional working capital for resource acquisitions and review of other projects presented to them.

CONSOLIDATED E.T.C. INDUSTRIES LTD.

PROXY

FOR THE ANNUAL GENERAL MEETING
TO BE HELD JUNE 21, 2002.

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF THE COMPANY.

The undersigned member of CONSOLIDATED E.T.C. INDUSTRIES LTD. (the "Company") hereby appoints Gary Musil, a director of the Company, or failing him Kenneth B. Liebscher, a director of the Company, or instead of the foregoing ____________ as proxyholder to attend the Annual General Meeting of the Company to be held on June 21, 2002 at the Company's registered office located at Suite 2100, 1066 West Hastings Street, Vancouver, B.C. at the hour of 10:30 o'clock in the morning (Vancouver time) and at any adjournment thereof and to vote the shares in the capital of the Company held by the undersigned with respect to the matters set forth below:

1. Appointment of Jones, Richards & Company, Certified General Accountants, of Vancouver, British Columbia, as auditors for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the auditor.

   VOTE FOR ___ VOTE WITHHELD ___

2. Fixing the number of directors at 5.

   VOTE FOR ___ AGAINST ___

3. Election of the following persons to the board of directors of the Company.

Kenneth B. Liebscher	VOTE FOR ___WITHHELD___
Gary Musil	VOTE FOR ___WITHHELD___
Jake Bottay	VOTE FOR ___WITHHELD___
Victor N. Bryant	VOTE FOR ___WITHHELD___
Luard J. Manning	VOTE FOR ___WITHHELD___

4. Approval of the proposed Stock Option Plan of the Company more particularly described in the Information Circular and to authorize the Directors make modifications thereto in accordance with the Plan and the policies of the TSX Venture Exchange.

   VOTE FOR ___ AGAINST ___

5. Authorize:

   (a) any amendments to previously issued stock option agreements, including decreases in the exercise price of previously issued stock options;

   (b) the reservation for issuance, under stock options granted to insiders, shares exceeding 10% of the number of outstanding listed shares;

(c) upon the exercise of stock options, the issuance of shares to insiders, within a one year period, exceeding 10% of the outstanding listed shares.

(d) upon the exercise of stock options, the issuance of shares to any one insider and such insider's associates within a one year period, exceeding 5% of the outstanding listed shares.

VOTE FOR ___ AGAINST ___

6. Approval of an ordinary resolution to ratify, approve and confirm all lawful acts, contracts proceeding, appointments and payments of money of and by the directors of the Company since the date of the Company's last annual general meeting.

VOTE FOR ___ AGAINST ___

7. Approval of such other business as may properly come before the meeting as the proxyholder, in his sole discretion, may see fit.

VOTE FOR ___ AGAINST ___

The shares represented by this proxy may be voted on the above items by marking an "X" in the space provided for that purpose.

THE UNDERSIGNED HEREBY REVOKES ANY PROXY PREVIOUSLY GIVEN.

DATED and SIGNED this ___ day of ________, 2002.

____________________	____________________
NAME (Please Print)	SIGNATURE
____________________	____________________
Address of Member	Number of shares held
____________________	
City/Province/Postal Code	

NOTES

1. THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED OR WITHHELD FROM VOTING ON ANY POLL REQUESTED BY A SHAREHOLDER OR PROXYHOLDER (PROVIDED THE INSTRUCTIONS ARE CERTAIN) OR REQUIRED BY VIRTUE OF 5% OR MORE OF THE OUTSTANDING SHARES OF THE COMPANY BEING REPRESENTED BY PROXIES AT THE MEETING THAT ARE TO BE VOTED AGAINST A MATTER. IF THE SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS SPECIFIED A CHOICE WITH RESPECT TO ANY OF THE ITEMS HEREIN BY MARKING AN "X" IN THE SPACE PROVIDED FOR THAT PURPOSE, THE SHARES WILL BE VOTED ON ANY POLL IN ACCORDANCE WITH THAT CHOICE. **IF NO CHOICE IS SPECIFIED, THE PROXYHOLDER, IF ONE PROPOSED BY MANAGEMENT, INTENDS TO VOTE THE SHARES AS IF THE SHAREHOLDER HAD SPECIFIED AN AFFIRMATIVE VOTE.** IF ANY AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING ARE PROPOSED AT THE MEETING OTHER THAN THE ELECTION OF DIRECTORS AND THE APPOINTMENT OF AUDITORS OR IF ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, DISCRETIONARY AUTHORITY IS HEREBY CONFERRED WITH RESPECT THERETO.

2. A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AND INSERT THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.

3. This Proxy will not be valid unless it is dated and signed by the shareholder, by his attorney authorized in writing or by the intermediary. In the case of a corporation, this Proxy must be signed under its corporate seal or signed by a duly authorized officer or attorney of the company.

4. To be effective, the Proxy together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof must be deposited with the Company's Registrar and Transfer Agent, CIBC MELLON TRUST COMPANY, 1600-1066 WEST HASTINGS, VANCOUVER, B.C., V6E 3X1, at least 48 hours before the time of the meeting, excluding Saturdays, Sundays and holidays, or with the Chairman of the Meeting prior to commencement of the meeting.

5. This proxy is solicited by management of the Company.

Your name and address are shown as registered - .please notify the Company of any change in your address.

SUPPLEMENTAL MAILING LIST
RETURN CARD

TO: **SHAREHOLDERS OF CONSOLIDATED E.T.C. INDUSTRIES LTD.**

If you wish to be included in the supplemental mailing list for CONSOLIDATED E.T.C. INDUSTRIES LTD. (the "Company") in order to receive its interim financial statements, please complete and return this card to:

CIBC MELLON TRUST COMPANY, 1600-1066 WEST HASTINGS, VANCOUVER, B.C., V6E 3X1
Attention: Stock Transfer Department

TO: CONSOLIDATED E.T.C. INDUSTRIES LTD.

The undersigned certifies that he/she/it is the owner of securities of the Company and requests to be placed on the Company's supplemental mailing list in order to receive its interim financial statements.

DATED: ________

____
Signature

____
Name - please print

____
Address

____

____
Name and title of person signing
if different from name above.

CONSOLIDATED E.T.C. INDUSTRIES LTD.
ANYOX - GRANBY BAY PROJECT

The Anyox-Granby Penninsula Property ("A/GP" or "Property") is located in Northwest British Columbia, Canada on the Granby Peninsula. The A/GP has an extensive history of past producing mines, deposits, showings and mineral occurrences. The principal metals of interest here are copper, zinc, gold, silver, lead, nickel, and molybdenum. Major companies such as Granby Consolidated Mining, Smelting & Power Company, Cominco and Mitsui as well as a number of junior companies have all been involved in the area. For example, Granby operated the Hidden Creek mine between 1914 and 1935. The mine produced ore at an average grade of 1.57% copper although grades ranged from 1% to 6% with zinc, gold and silver values. Copper and gold bearing fluxes were mined for smelter feed from Maple Bay and also from the Granby Point Mines at Anyox.

During Granby's operating life, approximately 760 million pounds of copper, 8 million ounces of silver and 140 thousand ounces of gold were produced. The copper was shipped as 500 lb. slabs (anodes) to Tacoma Washington, USA.

A/GP is approximately 160 kilometers north of Prince Rupert in the Burniston Mountain Range, between the Portland Canal and Observatory Inlet, at longitude 129' 50' 00"W' and latitude 55027' 20"N. It lies near the entrance of the Portland Canal, at the end of which is Stewart, the gateway to the Yukon. Stewart is Canada's most northerly year-round ice-free ocean port. The area of the A/GP Property covers a large portion of the "Anyox-Granby Pendant" and comprises approximately 500 square kilometers. There is presently, supporting infrastructure at Stewart and Kitsault, BC and that required to support year round exploration at the site.

Over 63,000 feet of drilling (both surface and underground) has been completed since 1937. In 1982 Mitsui defined 77 million tons of 0.55% copper mineralized material at Hidden Creek. Since 1985 over $8 million has been spent on exploration and development of the area.

A report prepared for Mitsui and Cominco indicated that there was the potential to define a few hundred million tons of mineralized material within a 1 sq. km area near the Hidden Creek mine.

A/GP is considered to be the prime area in British Columbia for mineral development as indicated by recent geochemical and aeromagnetic surveys of the Pendant, conducted for the BC Department of Energy & Mines. The base metal potential of the area is rated in the highest possible category for the entire Province, BC Govt. Mineral Resources Division, Open File 99/14 Regional Geochem of Anyox Pendant. A/GP could potentially host several base metal and Eskay Creek type deposits, of world-class magnitude. Additionally there are a number of opportunities for the area to produce early cash flows from extended mining of previous developments.


YUKON TERRITORY
B R I T I S H
C O L U M B I A
PRINCE GEORGE
PROPERTY LOCATION
UNITED STATES
Km 0 100 200 300 400 500 Km
MILES 0 50 100 200 300 MILES

ECONOMIC AND POLITICAL CONSIDERATIONS FAVOURING THE DEVELOPMENT OF A PREVIOUSLY OPERATED MINING AREA

- This area has the potential to host a world-class polymetallic (multi metal) mine.
- Potential for early cash flow. The area has an extensive history of past producing mines, deposits, showings and mineral occurrences
- Prime area as indicated from recent aeromagnetic and geochemical surveys from B.C. Department of Mines.
- Seasoned professional management.
- Infrastructure of low cost power and ocean access to Asian markets.
- Worldwide copper and zinc supply on increased demand.
- B.C. Government support through B.C.Mineral Tax Credits for revitalization of economically depressed Northern Coast.


RESERVE QUARTZ MINE
GRANBY
L3204
48
49
50
MOLLY MACK

CONSOLIDATED E.T.C. INDUSTRIES LTD.

COMPANY PROFILE

Directors and Officers:

Kenneth B. Liebscher	President/CEO/Director
Gary Musil	Secretary/CFO/Director
Jake Bottay	Director
Victor N. Bryant	Director

Shares Listed: **Canadian Venture Exchange: Symbol CDNX.EAX**

Capitalization and Financial Information (as at January 28, 2002)

Authorized:	100,000,000
Issued:	2,117,679
Fully Diluted:	2,117,679

Executive Office:

CONSOLIDATED E.T.C. INDUSTRIES LTD.
#600 - 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: 604-683-6648 Fax: 604-683-1350
E-Mail: gmusil@direct.ca Website: www.etcindustries.com

File No. 82-1508

Consolidated E.T.C. Industries Ltd.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.etcindustries.com

May 30, 2002

SEDAR

B.C. Securities Commission
9th Floor, 701 W. Georgia Street
Vancouver, B.C.

Attn: Statutory Filings

Dear Sirs or Madam:

Re: Consolidated E.T.C. Industries Ltd. (the "Company")

The enclosed material was sent by prepaid mail to all Supplemental Mail List respondents of the above-mentioned Company on May 30, 2002.

We are filing this material with you in compliance with the regulations.

Enclosed please find:

Quarterly Report BC Form 51-901 F and Interim Financial Statements for the three-month period ended March 31, 2002.

Yours truly,

"Gary Musil"

Gary Musil,
Secretary/Director

GM/rm

Enclosure

c.c. -Canadian Venture Exchange, Attn: Listings Dept.
-Alberta Securities Commission (SEDAR)
-Martin & Associates, Solicitors
-Jones Richards & Co., C.G.A.
-CIBC Mellon Trust Company, Attn: Van Bot
-Securities & Exchange Commission, Wash. DC, USA
-Directors (3)

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of:

_X_ Schedule A
_X_ Schedules B & C

ISSUER DETAILS:

Name of Issuer	**Consolidated E.T.C. Industries Ltd. (formerly: E.T.C. Industries Ltd.)**
Issuer Address	**#600 - 625 Howe Street, Vancouver, B.C. V6C 2T6**
Issuer Telephone Number	**604-683-6648**
Contact Person	**Gary Musil**
Contact Position	**Secretary/Director**
Contact Telephone Number	**604-683-6648**
Contact Email Address	**gmusil@direct.ca**
Web Site Address	**www.etcindustries.com**
For Quarter Ended	**March 31, 2002**
Date of Report (yy/mm/dd)	**02/05/29**

CERTIFICATE

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

"Gary Musil"	02/05/29
NAME OF DIRECTOR	**DATE SIGNED (YY/MM/DD)**

"Jake Bottay"	02/05/29
NAME OF DIRECTOR	**DATE SIGNED (YY/MM/DD)**

CONSOLIDATED E.T.C. INDUSTRIES LTD.

(FORMERLY: E.T.C. INDUSTRIES LTD.)

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2002

(MARCH 31, 2002)

UNAUDITED
Prepared by Management

CONSOLIDATED E.T.C. INDUSTRIES LTD.
(FORMERLY: E.T.C. INDUSTRIES LTD.)
CONSOLIDATED BALANCE SHEET
MARCH 31, 2002
(With comparative audited consolidated figures for December 31, 2001)

	March 31, 2002	December 31, 2001
ASSETS		
Current Assets		
Cash	$ 1,238	$ 6,780
Accounts receivable	798	4
	2,036	6,784
Property, Plant and Equipment (Notes 3 and 5)	4	4
Investment (Notes 3 and 6)	1	1
Electric Powered Vehicle Technology (Note 3)	1	1
	$ 2,042	$ 6,790
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 34,232	$ 20,383
Due to related parties (Note 8)	38,484	35,997
Loans payable (Note 9)	17,130	13,130
	89,846	69,510
Due to Related Parties (Note 10)	82,500	63,850
Loan Payable (Note 11)	10,011	10,011
	182,357	143,371
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share Capital (Note 12)	3,739,006	3,739,006
Contributed Surplus	6,000	6,000
Deficit	(3,925,321)	(3,881,587)
	(180,315)	(136,581)
	$ 2,042	$ 6,790

Approved on Behalf of the Board:

"Gary Musil"
Director

"Jake Bottay"
Director

CONSOLIDATED E.T.C. INDUSTRIES LTD.
(FORMERLY: E.T.C. INDUSTRIES LTD.)
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2002
(With comparative unaudited consolidated figures for the period ended March 31, 2001)

	2002	2001
ADMINISTRATION COSTS:		
Administration consulting	3,800	-
Amortization	-	314
Bank charges and interest	822	799
Management fees	7,500	13,500
Office supplies and secretarial	13,277	2,011
Professional fees	6,818	370
Regulatory fees	2,370	354
Rent	1,350	2,250
Telephone and fax	73	330
Transfer agent fees	1,292	1,056
Travel and promotion	6,426	-
TOTAL ADMINISTRATION COSTS FOR THE PERIOD	43,728	20,984
OTHER ITEMS:		
Loss (Gain) on conversion of foreign currencies	6	(4)
NET LOSS FOR THE PERIOD	43,734	20,980
DEFICIT AT BEGINNING OF PERIOD	3,881,587	3,802,856
DEFICIT AT END OF PERIOD	$ 3,925,321	$ 3,823,836
Loss per share	$ (0.021)	$ (0.001)

CONSOLIDATED E.T.C. INDUSTRIES LTD.
(FORMERLY: E.T.C. INDUSTRIES LTD.)
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2002
(With comparative unaudited consolidated figures for the period ended March 31, 2001)

	2002	2001
OPERATING ACTIVITIES:		
Net loss for the period	$ (43,734)	$ (20,980)
Adjustments:		
Amortization	-	314
Loss (Gain) on conversion of foreign currencies	6	(4)
	(43,728)	(20,670)
Changes in non-cash working capital items:		
Accounts receivable	(794)	40
Accounts payable and accrued liabilities	13,850	2,618
Prepaid expenses	-	(1,125)
Due to related parties	2,486	-
Loans payable	4,000	-
	(24,186)	(19,137)
FINANCING ACTIVITIES:		
Due to related parties	18,650	3,100
Loan payable	-	550
Issue of share capital for cash	-	-
	18,650	3,650
Gain (Loss) on conversion of foreign currencies	(6)	4
INCREASE (DECREASE) IN CASH	(5,542)	(15,491)
CASH AT BEGINNING OF PERIOD	6,780	16,141
CASH AT END OF PERIOD	$ 1,238	$ 650

CONSOLIDATED E.T.C. INDUSTRIES LTD.
(FORMERLY: E.T.C. INDUSTRIES LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2002
(MARCH 31, 2001)

1. NATURE OF BUSINESS AND CONTINUED OPERATIONS

Consolidated E.T.C. Industries Ltd. (formerly: E.T.C. Industries Ltd.) (the "Company") is incorporated under the laws of British Columbia and is primarily engaged in the acquisition, exploration and development of mineral properties.

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The operations of the Company were primarily funded by the issue of share capital and loans from related parties. The continued operations of the Company are dependent on its ability to develop a sufficient debt restructuring plan, receive continued financial support from related parties, complete sufficient public equity financing, or generate profitable operations in the future.

2. PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Electric Car Company, a wholly-owned subsidiary, incorporated in the State of Nevada on November 24, 1993.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. <u>Deferred Costs - Mineral Properties</u>

The Company is in the exploration stage in respect of its investment in natural resource properties and accordingly follows the practice of capitalizing all costs related to the exploration project until such time as the project is put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized on a unit-of-production basis. If mineral claims are abandoned, the related capitalized costs are written-off to deficit.

b. <u>Deferred Costs - Petroleum Prospects</u>

The Company followed the full cost method of accounting for petroleum and natural gas prospects. Under this method, all costs incurred within a cost centre in connection with the exploration for and the development of petroleum and natural gas reserves, were capitalized. If a cost centre commenced commercial production, those capitalized costs related to proved properties within the cost centre would have been amortized on a unit-of-production basis based on engineering reports of gross proven reserves. For purposes of consolidated financial statement presentation, a cost centre was defined to be a country.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

c. Deferred Costs - Electric Powered Vehicle Technology

The Company is in the research and development stage with respect to its investment in the "electric powered vehicle technology" and accordingly, follows the practice of capitalizing all related costs until such time as commercial sales commence. At that time, these capitalized costs will be amortized on a unit of production basis. If the project is abandoned, the related capitalized costs will be written-off to deficit.

d. Values

The amounts shown for the mineral properties, petroleum prospects, deferred costs, and "electric powered vehicle technology" costs, represent costs to date and are not intended to reflect present or future values.

e. Option Payments

Payments on mineral property option agreements are made at the discretion of the Company, and accordingly, are accounted for on a cash basis.

f. Translation of Foreign Currencies

Foreign currencies have been translated into Canadian funds using the temporal method, as follows:

i. Monetary items, at the rate of exchange prevailing as at the consolidated balance sheet date.

ii. Non-monetary items, at the historical rate of exchange.

iii. Costs, at the period average in which the transaction occurred.

g. Administration Costs

Administration costs are currently being expensed in the year in which incurred.

h. Investment

The Company records its investment at the lower of cost or estimated value.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

i. Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated amortization. Amortization is calculated using the declining balance method at the following annual rates:

Office equipment	20%
Automobile equipment	30%
Computer equipment	30%
Trailer equipment	30%

In the year of acquisition, amortization is recorded at one-half the normal rate.

j. Incentive Stock Option Plan

The Company has not adopted a formal incentive stock option plan, but has granted stock options. No compensation expense is recognized when shares are issued or stock options are granted. Any consideration paid by individuals on exercise of stock options or purchase of shares is credited to share capital.

k. Use of Estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

4. FINANCIAL INSTRUMENTS

The Company's consolidated financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, due to related parties and loans payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these consolidated financial instruments. The fair values of these consolidated financial instruments approximate their carrying value, unless otherwise noted.

5. PROPERTY, PLANT AND EQUIPMENT

	Cost	Accumulated Amortization	2002 Net Book Value	2001 Net Book Value
Office equipment	$ 1,293	$ 1,292	$ 1	$ 206
Automobile equipment	16,836	16,835	1	2,034
Computer equipment	9,164	9,163	1	1,107
Trailer equipment	7,530	7,529	1	584
	$ 34,823	$ 34,819	$ 4	$ 3,931

6. INVESTMENT

The Company's investment is recorded at a nominal value of $1 and consists of:

	2002	2001
1,000,000 common shares of Electric Environmental Development, Inc. of Tampa, Florida	$ 1	$ 1

7. PETROLEUM PROSPECTS

	Acquisition, Drilling and Completion Costs	Accumulated Depletion	Write-down of Capitalized Costs	2002 Net Book Value	2001 Net Book Value
U.S.A.	$ 223,368	$ 222,368	$ (1,000)	$ -	$ 1,000

8. DUE TO RELATED PARTIES

Amounts due to the Chief Operating Officer, Chief Financial Officer, corporations controlled by the Chief Operating Officer and Chief Financial Officers, and corporations related by common Directors are unsecured, accrue no interest and have no specific terms of repayment.

9. LOANS PAYABLE

	2002	2001
Amount due is unsecured, non-interest bearing and has no specific terms of repayment.	$ 3,130	$ 3,130
Amount due is secured by a promissory note, bearing interest at the rate of 6% per annum and has no specific terms of repayment.	14,000	-
	$ 17,130	$ 3,130

10. DUE TO RELATED PARTIES

	2002	2001
Amount due to the Chief Financial Officer which is unsecured, bearing interest at the rate of 8% per annum and due on demand after March 31, 2003.	$ 36,300	$ 34,100
Amounts due to corporations controlled by the Chief Operating Officer and Chief Financial Officer which are unsecured, non-interest bearing and due on demand after March 31, 2003.	46,200	15,150
	$ 82,500	$ 49,250

11. LOAN PAYABLE

Amount due is unsecured, non-interest bearing and due on demand after March 31, 2003.

12. SHARE CAPITAL

The authorized share capital of the Company is 100,000,000 shares without par value.

Pursuant to a Special Resolution passed by the shareholders of the Company on June 12, 2001, the Company consolidated its issued and outstanding share capital on the basis of one (1) new share for ten (10) old shares effective January 28, 2002. Subsequent to the date of the consolidation there were 2,117,679 issued and outstanding shares.

The Company has issued shares of its capital stock as follows:

	2002		2001	
	Number of Shares	Amount	Number of Shares	Amount
Balance, Beginning of period	2,117,679	$ 3,739,006	21,025,290	$ 3,723,856
Balance, End of Period	2,117,679	$ 3,739,006	21,025,290	$ 3,723,856

The Company has outstanding Director and employee stock options exercisable to acquire 69,850 shares as follows:

Shares	Exercise Price	Expiry Date
69,850	$1.00	November 14, 2002
69,850		

13. RELATED PARTY TRANSACTIONS

a. Management fees of $7,500 (2001 - $13,500) were incurred with a corporation which is managed by a Director of the Company.

b. Interest expense of $550 (2001 - $550) was accrued on a loan from the Chief Financial Officer.

c. Office services totalling $10,600 (2001 - $1,650) were incurred with a corporation controlled by the Chief Financial Officer.

d. Rent totalling $1,350 (2001 - $2,250) and office services and telephone expense totalling $1,136 (2001 - $1,465) were incurred with a corporation related by common Directors.

The transactions above have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

CONSOLIDATED E.T.C. INDUSTRIES LTD.
(FORMERLY: E.T.C. INDUSTRIES LTD.)
MARCH 31, 2002

SECTION 1

A. ANALYSIS OF EXPENSES AND DEFERRED COSTS:

See the accompanying financial statements.

SECTION 2

A. RELATED PARTY TRANSACTIONS FOR THE CURRENT FISCAL YEAR-TO-DATE:

Refer to Notes 10 & 13 of the accompanying consolidated financial statements.

The aggregate amount of expenditures made to parties not at arms length from the Company were $21,136 during the current fiscal year to date.

SECTION 3

A. SECURITIES ISSUED DURING PERIOD ENDED MARCH 31, 2002:

Date of Issue	Type of Security	Type of Issue	Number of Shares Issued	Price per Share	Total Proceeds	Type of Consideration	Commission Paid
			NIL				

B. OPTIONS GRANTED DURING PERIOD ENDED MARCH 31, 2002:

NIL

SECTION 4

A. AUTHORIZED AND ISSUED SHARE CAPITAL AS AT MARCH 31, 2002:

Authorized share capital - 100,000,000 shares without par value.

A total of 2,117,679* shares have been issued for a total of $3,739,006.

*See Note 12 of the accompanying consolidated financial statements.

CONSOLIDATED E.T.C. INDUSTRIES LTD.
(FORMERLY: E.T.C. INDUSTRIES LTD.)
MARCH 31, 2002

B. OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT MARCH 31, 2002:

Type of Security	Number or Amount	Exercise or Conversion Price	Expiry Date
Refer to Note 12 of the accompanying consolidated financial statements			

C. SHARES IN ESCROW OR SUBJECT TO POOLING AS AT MARCH 31, 2002:

Common shares in escrow – Nil

SECTION 5

A. LIST OF DIRECTORS AND OFFICERS AS AT MAY 29, 2002:

Kenneth B. Liebscher	Chief Operating Officer/President/Director
Gary Musil	Chief Financial Officer/Secretary/Director
Jake Bottay	Director
Victor Bryant	Director

CONSOLIDATED E.T.C. INDUSTRIES LTD.
(FORMERLY: E.T.C. INDUSTRIES LTD.)
MARCH 31, 2002

REVIEW OF OPERATIONS IN THE QUARTER ENDED MARCH 31, 2002 AND UP TO THE DATE OF THIS REPORT:

1. Nature of Business:

The Company was previously engaged in the research and development of electric vehicles and currently owns the MI6 electric car, which is licensed in the State of California, U.S.A. The Company has been entertaining offers to purchase this technology during the year.

During 1995/96 the Company was also engaged in the drilling and exploration of petroleum wells in Kentucky, U.S.A. with minimum success.

Since 1997 the Company has been in the business of resource exploration and development. See following section 2 (c) - February 4 & March 11/02 News Releases.

2. Operations Detail and Financial Condition:

(a) Acquisitions & Dispositions:

See February 4 & March 11/02 News Release in section 2 (c).

(b) Material Expenditures:

During the first three months of 2002 the Company became very active, starting with the consolidation and proceeding with property acquisitions, private placements and preparing an Offering Memorandum to raise further exploration and working capital funds. General and Administrative costs have increased as a result of this activity. The Company reinstated the Investor Relations contract March 1/02 ($6,426 in 2002; nil in 2001). Office and secretarial ($13,277 in 2002; $2,011 in 2001). Professional fees ($6,818 in 2002; $370 in 2001). Also an independent geological report was required for the property acquisition. Administration consulting ($3,800 in 2002; $nil in 2001).

Some expenditures decreased. Management fees ($7,500 in 2002 $13,500 in 2001) due to inactive status still in effect. Rent ($1,350 in 2002; $2,250 in 2001) as a result of shared office spaces.

(c) News Releases & Material Change Reports:

January 10, 2002 - E.T.C. Industries Ltd. announced that Victor N. Bryant of New Westminster, B.C. has agreed to join the board of E.T.C. Industries Ltd.

Mr. Bryant will assist the Company in the review of mineral properties which the Company hopes to acquire and develop during the 2002 reactivation period and for the coming years.

CONSOLIDATED E.T.C. INDUSTRIES LTD.
(FORMERLY: E.T.C. INDUSTRIES LTD.)
MARCH 31, 2002

Mr. Bryant's thirty years of experience in the mining industry in various capacities such as operations and project engineer, plant manager, senior process metallurgist, and mill/concentrator superintendent to name a few, will bring valuable input to the Company.

Mr. Bryant's more significant experience in the last ten years has been with Fluor Daniel consulting on projects for PT Newmont in Indonesia, Phelps Dodge and Asarco in Southern Peru, BHP in Santiago, Chile, Cyprus Corp in Arizona and Peru and numerous other worldwide projects. His metallurgical expertise on these projects assisted in process design, feasibility studies, plant optimization, trouble shooting and coordinating construction and expansion of many mine and mill facilities.

Prior to Flour Daniel he worked for Billiton International Metals Ltd., Granges Exploration, Sherritt Gordon, Placer Development Ltd., Noranda Mines Ltd. and Anglo American Corporation.

February 4, 2002 - The Company announces they have signed a formal option agreement with Granby Mining Corporation to acquire a 50% interest in an Anyox area gold and moly mineralized prospect on The Granby Peninsula comprised of 20 units in the Skeena Mining Division of B.C. (the "Property").

The agreement provides for staged payments totalling $240,000, incurring $1,000,000 in expenditures over three years and the issuance of 1,000,000 shares in three tranches following regulatory approval.

The Granby Peninsula property is located 1 km east of the former Anyox mine and smelter complex, which produced 24.7 million tons of copper ore between 1914 and 1935. Silica flux and gold was mined in conjunction with smelting operations. The operation ceased in 1935 because of depressed prices for copper.

In a previous report by Burton Consulting Inc., on the Anyox area properties, it was indicated that the bedded quartz veins represent an excellent exploration bet for large tonnage, low to moderate grade gold plus silver deposits. The molybdenum bearing stock has excellent potential to host a large tonnage, low to moderate grade open pit molybdenum mine.

A finder's fee in cash and shares is payable subject to regulatory approval.

March 11, 2002 - The Company wishes to announce an amendment to the Property Agreement dated January 15, 2002. The amendment reflects the addition of the Moly3 (a 20 unit claim block) for payments of $120,000 over a two-year period. There will be no issuance of additional stock.

CONSOLIDATED E.T.C. INDUSTRIES LTD.
(FORMERLY: E.T.C. INDUSTRIES LTD.)
MARCH 31, 2002

In addition the Company wishes to announce the reinstatement of the Baron Marney investor relations agreement effective March 1, 2002.

March 28, 2002 - Further to our news release dated March 25, 2002, the Company has received additional subscriptions to the non-brokered private placement of 534,000 units at a price of $0.15 per unit. The total non-brokered private placement will be increased to 1,047,000 units at a price of $0.15 per unit ($157,050). Each unit consists of one common share plus one share purchase warrant to purchase an additional share at $0.15 within one year or $0.175 within the second year from the date of issuance.

The funds will be used for working capital purposes and the private placement is subject to regulatory approvals.

April 4, 2002 - The Company has proposed a non-brokered financing of 500,000 units at an Offering price of $1.00 per unit. Each unit consists of four (4) Flow-Through common shares and one (1) Non Flow-Through common share. The Offering is subject to regulatory approvals.

The proceeds from the financing will be used to fund the first year property payments and exploration program under the Granby option agreement announced February 4, 2002 as well as working capital.

(d) Investor Relations Activities:

The Company has continued its investor relations agreement with Baron-Marney Capital effective November 30/98. During the year 2001 the parties agreed not to incur/charge the monthly fee until the services and activity warrants the requirements of the agreement. Effective March 1, 2002 the Company reinstated these services.

(e) Breaches of corporate, securities or other laws, or of the Company's listing agreement with the Canadian Venture Exchange:

None

(f) Regulatory Approval:

On January 28, 2002, the common shares of Consolidated E.T.C. Industries Ltd. commenced trading on CDNX and the common shares of E.T.C. Industries Ltd. were delisted. The Company is classified as a 'Mining (Non-Oil & Gas) Exploration/Development'. Post-Consolidation Capitalization: 2,117,679 shares are issued and outstanding. New Trading Symbol: EAX.

**CONSOLIDATED E.T.C. INDUSTRIES LTD.
(FORMERLY: E.T.C. INDUSTRIES LTD.)
MARCH 31, 2002**

On April 18, 2002 the TSX Venture Exchange accepted for filing documentation with respect to a Non-Brokered Private Placement for the issue of 1,047,000 shares at a purchase price of $0.15 c/w 1,047,000 non-transferable two year share purchase warrants at an exercise price of $0.17 each.

3. Subsequent Events

See preceding section 2(c) and (f). On April 26, 2002 the Company published Advanced Notice of the upcoming Annual General Meeting. On May 20, 2002 the Company completed the mailing of the Annual Report, Information Circular and proxy related materials to all registered and non-registered shareholders of record. The Annual Meeting will be held on June 21, 2002.

4. Financings, Principal Purposes and Milestones

See preceding Section 2 (c) - March 28 and April 4/02 News Releases.

5. Liquidity and Solvency

The Company continues to rely on its management to find new sources of financing to provide additional working capital for resource acquisitions and review of other projects presented to them.